INVEST IN **ASENSO FINANCE**

The digital social borrowing solution for community banks and small businesses



Elevating Small Business Banking
asenso
FINANCE

asensofinance.com Los Angeles CA

Technology | Software | Main Street | Banking | B2B

LEAD INVESTOR

Buck Jordan

Asenso Finance has a proven solution for delivering equitable working capital to small businesses. The Social Borrowing concept on which its digital platform is built empowers community banks to provide sustainable financing at a lower risk and lower cost. Asenso has assembled an excellent team to capitalize on this large market opportunity. I believe FINTECHs like Asenso are vital to the recovery of small businesses across America and I am excited to be an investor to drive its growth and momentum.

Invested $50,000 this round

Highlights

1. 🏆 Built on the winning tech from the FDIC Tech Sprint for Market Readiness

1. 🏆 Built on the winning tech from the FDIC Tech Sprint for Market Readiness

2. 🤝 Agreement closed to process over $50M in loans
3. 🚀 Founders with multiple Silicon Valley Exits
4. 💵 Contract closed for $150,000 in Q4 2021
5. 🌎 Addresses a $73-billion underserved market
6. 🏦 Bridges the gap between large banks and community banks to serve small businesses
7. 🌟 Startup under Talino Venture Labs, an award-winning global venture studio for inclusive fintech
8. 💪 A seasoned team with expertise in technology, banking, social impact

Our Team



Winston Damarillo Chairman

Founder and CEO of 3 Silicon Valley exits, successful Venture Capitalist for Intel Corp and PLDT Capital, WEF Young Global Leader, best-selling author and thought leader.

> Small businesses are the backbone of the American economy, so we need to be there to support them when they need it most. We believe our expertise in banking, technology and operations will allow for more small businesses to get the capital they need and for community banks/CDFIs to be there to help.



Keny Chang President

High-level experience at top finance brands, including Citigroup, Comerica Bank, and the FINRA. Deep knowledge of M&A, financing, real estate investment, commercial lending, international banking, financial consulting, and venture capital.



Ellis T Fisher Exec. Director, Strategy and Product Innovation

C-level experience in technology, strategy, and product innovation with stints at eBay, Oracle, and SAP. The guiding voice for many venture studios and early stage companies, and a leader in digital transformation.



Cindy Ty Chief Financial & Operations Officer

Experienced financial operations leader with more than a decade of sustained success across multiple companies.



Carina Oriel Corporate Development & Strategy Lead

Former restructuring consultant at Alvarez & Marsal; dedicated to scaling high-growth businesses while making strides towards inclusivity.



Rachelle Baliao Business Development Lead

Experienced Senior Manager skilled in sales, client management, and business development.



Nina Terol Chief Marketing Officer

CMO at venture studio Talino Venture Labs and founding member of funded startups, with experience in award-winning pitches and equity crowdfunding. International communicator with McCann Worldgroup & UN; veteran of 2 successful election campaigns



Dom De Leon Design Lab Director, Talino Venture Labs

Multi-awarded intrapreneur, former business lead of Dentsu Jayme Syfu's CX Design Agency Unit, Master's Degree holder in Innovation and Business.



Raphael John Oriel Head of Corporate Development, Talino Venture Labs

Social entrepreneur with over a decade of international business experience helping public and private institutions innovate and grow in new markets.

We're a lending-as-a-service firm that helps our partner institutions scale 💪

Funding a small business is expensive. If independent entrepreneurs are lucky enough to meet the requirements to qualify for a bank loan, they'll need to complete a lot of paperwork. If they don't, then they have even fewer options—like putting debt on a credit card or turning to other platforms where interest rates are around 36% APR (high interest rates 😰). All of these options force small businesses to spend an unfair amount of time and money, just to fuel their dreams.


The Problem:
Small Business Owners
Insufficient credit history
Little to no collateral
Limited access to loan products
ADDRESSING THE
GAP
between small businesses and financial institutions such as banks and CDFIs
Large Banks
Prohibitive loan administration costs
Less risk averse
Lower profit on smaller loans
Increased regulation
Community Banks/CDFIs
Resources allocated towards other services
Lack the technical expertise
We work towards financial inclusion.
Our goal is for no small business to be left behind.
asenso FINANCE

Large banks have the capital it takes to fund small businesses, yet they are met with increased regulation and high administrative costs that force them to **reject 80% of small business loans**. Yes, you read that right–80%!

So where can a small business turn to?

Community banks and Community Development Financial Institutions (CDFIs).

The problem is, while community banks and CDFIs are on the ground in our communities connecting with small businesses, they often need more technology and expertise than they currently have in order to meet the huge demand while keeping their own banking operations sustainable

That's where Asenso Finance comes in.


Here at Asenso Finance, we're dedicated to serving small businesses by digitizing the institutions that help them.


Our Solution:
Enabling Community Banks with Technology & Expertise


Lessen the friction of paperwork with a **digital solution** for small business borrowers and banks alike
Enable banks to offer **low-interest rates** to small business borrowers
Operationalize the **"legwork"** of loan processing
Scale partner banks with digital solutions that let them do more and focus on reaching more underserved communities
Manage the risk for lenders and funders by enabling a higher repayment rate
asenso FINANCE

Our solution at Asenso Finance is simple: we provide community banks and CDFIs with the right technology and expertise to enable them to offer lower-interest loans at scale so they can do what they do best–connect and fund small businesses in their communities–this time, at a higher volume.


Our Business Model
Acquisition
(CDFI/Community Banks)
Funding
(Funder Banks)
LOAN'S LIFE CYCLE
Processing and Servicing
(Technology and Operations)
Repayment
(Borrower)
asenso FINANCE
Underwriting
Identity Verification
Credit Check
Risk and Compliance
Document Generation
Reports Generation
Disbursement

Through our team's Technology and Operations solutions, Asenso manages the "legwork" of the loan process–all the way from underwriting to disbursement–to lower the cost of processing and servicing loans, therefore allowing our partner community banks and CDFIs to offer lower-interest loans to the small business owners that need them most.

Our Market


31.7 Million
13.6 Million
7.3 Million
2021 US Market Size
Total Available Market (TAM):
31.7 MILLION Small Businesses
Serviceable Available Market (SAM):
13.6 MILLION Loan Applications
Serviceable Obtainable Market (SOM)
7.3 MILLION Loans Unprovided or Underprovided
https://www.fundera.com/resources/small-business-lending-statistics
asenso FINANCE

This is a big issue in our economy. Out of 13 million loan applications from the 31 million small businesses throughout the US, 7.3 million loans were unprovided or underprovided. That's half of the small business market not getting the capital they need. The need for capital has never been greater, but clearly, so many small businesses are denied access to it.

Our goal at Asenso is to reach these **7.3 million small businesses** and give them the capital they need, at affordable rates. Assuming an average cost of $10,000 per loan, this is a **$73 billion market that is largely unserved.**

Our Secret Sauce


asenso
FINANCE
The Social Borrowing Circle
A proven model to deliver zero-collateral credit while achieving higher repayment rates, by leveraging on a peer-based social borrowing circle

We believe risks should be taken together and are bringing back the "community" in community lending. We're doing this through a peer-to-peer structure called **The Social Borrowing Circle.** An idea inspired by the Nobel Peace Prize-winning Grameen Bank in Asia, this system enables community banks and CDFIs to deliver zero-collateral loans to underserved and unprovided communities, including small business owners. In this system, small businesses can come together in groups of five to apply for individual loans and serve as one another's co-guarantors.


We believe The Social Borrowing Circle is the future of small business lending.

Small businesses form a collective and navigate the loan process together: from holding one another accountable to finish their applications, to reminding one another when it's time to make their monthly payments. By doing that, we reduce the amount of work that the loan officer needs to do to follow up with each borrower.


How it works:
Form a group of 5 (serve as co-guarantors)
Fill out application including biometric eKYC
Digital Documents and e-Signature
Disbursement and payments
Monthly interactive financial literacy as the borrowers pay off their loans

Groups will have commonalities that bond members together, such as being in the same industry, geographic location, or ethnic community. The success of the social borrowing circle is built on a high degree of familiarity of people that are borrowing together because that is the key for **mutually reinforcing lending**. Borrowers help each other out so that they can be responsible for the loans that they borrow, and we can continue to give them lower interest rates.

Over time, these small businesses will graduate to other loan products including the standard small business loan provided by the U.S. Small Business Administration (SBA).

Our Revenue



asenso FINANCE
Revenue Forecast
Average total loan amount:
$20M/yr
per CDFI/Community Bank
As of 2021, there are over
1,200 CDFIs
certified by the CDFI Fund, 100 of which are in CA
These are forward-looking projections and are not guaranteed.
Loan Amount Processed
Revenue Amount
Total loan amount processed for partner CDFIs/Community Banks
$800M
$700M
$600M
$500M
$400M
$300M
$200M
$100M
0
$80M $4.4M
$160M $8.8M
$400M $22M
$800M $44M
YEAR Acquisition
YEAR 1 4 CDFIs
YEAR 2 8 CDFIs
YEAR 3 20 CDFIs
YEAR 4 40 CDFIs

Now for the good news: **we've already gotten started.** In Q4 2021, we closed a contract for **$150,000 in sales** from our first CDFI client. We have a letter of intent for over **$50M for loan processing** over the **next 2 years**.

Our pipeline is rapidly growing, and Asenso Finance is re

ady to scale to empower more small businesses in their pursuit of capital like never before.



We're just getting started.
Join us, and together, let's unlock the power of small businesses and community banks as we rebuild, recover, and dream even bigger.



Asenso Finance is a portfolio company of Talino Venture Labs, the global venture studio for inclusive fintech
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asenso FINANCE
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Tech Community

Downloads

Asenso Finance - Jan 2022.pdf